January 21, 2003


Dear Fellow Shareholder:

         As you may know, Simon Property Group has recently increased the price of its offer and was joined in its effort by Westfield, an Australian company, in its continuing attempt to take over your Company. After careful consideration and consultation with its legal and financial advisors, your Board of Directors unanimously recommends that you reject the revised combined offer.

         The Board of Directors has determined that Simon and Westfield's revised offer is inadequate, opportunistic and not in the best interest of the Company or its shareholders. In reaching this conclusion, the Board of Directors considered many factors and concluded that this is the wrong time to sell the company and that the price offered does not reflect the value of the Company's unique assets or its growth potential. Accordingly, the Board recommends that you reject this offer and not tender any of your shares.


         The enclosed Amendment No. 8 to Schedule 14D-9 describes the reasons for your Board's decision to reject the revised offer and contains other important information relating to its decision. We urge you to read it carefully.


         On behalf of the Board of Directors, I thank you for your continued support and confidence.

                                                Sincerely,

                                                /s/ Robert S. Taubman

                                                Chairman of the Board, President
                                                and Chief Executive Officer





IF YOU HAVE ANY QUESTIONS OR NEED ANY ASSISTANCE OR DESIRE TO WITHDRAW YOUR SHARES FROM THE SIMON OFFER PLEASE CONTACT OUR INFORMATION AGENT:

                           INNISFREE M&A INCORPORATED
                                       AT
                               501 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                       OR
                         CALL TOLL-FREE: (877) 750-9496